Exhibit 99.1

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, June 5, 2024

Invitation to the

Ordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the ordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

-	Date:	June 27, 2024
-	Doors open:	3.45 pm (CET)
-	Meeting time:	4.00 pm (CET)
-	Place:	At the premises of the Company, The Circle 6, 8058 Zurich, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Election of the independent proxy

Proposal

The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard), as independent proxy until the next annual ordinary shareholders’ meeting.

2.	Approval of the statutory financial statements of the Company for the business year 2023

Proposal

The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2023.

3.	Advisory Vote Compensation Report 2023

Proposal

The Board of Directors proposes, based on an advisory vote, the approval of the compensation report for the business year 2023.

4.	Appropriation of the Balance Sheet Results 2023

Proposal

The Board of Directors proposes that the shareholders approve that the net loss of CHF 12,850,303 for the business year 2023 is added to the loss brought forward of CHF 23,304,753 resulting in a new balance of loss brought forward of CHF 36,155,056.

5.	Discharge of the Members of the Board of Directors and the Executive Management

Proposal

The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2023.

6.	Re-election of the members of the Board of Directors

Proposal

The Board of Directors proposes to re-elect Ronald Hafner as Chairman of the Board of Directors and to re-elect Alexander Zwyer, Gian-Marco Rinaldi Diaz de la Cruz, Audrey Greenberg, Claudio Bassetti and Florence Allouche as members of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

7.	Re-election of the members of the Compensation, Nomination and Governance Committee

Proposal

The Board of Directors proposes that Ronald Hafner and Gian-Marco Rinaldi Diaz de la Cruz shall be re-elected as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

8.	Election of the Auditor (conditional agenda item)

Proposal

Based on the condition that an audit company under state oversight in terms of the Auditor Oversight Act of December 16, 2005 (“staatlich beaufsichtigtes Revisionsunternehmen”) confirms its mandate by the time this agenda item is discussed at the Ordinary Shareholders’ Meeting, the Board of Directors proposes that the respective audit company under state oversight be elected as the new auditor of the Company in accordance with Art. 727b of the Swiss Code of Obligations for the a term of office lasting until the next ordinary shareholders’ meeting.

9.	Compensation for the Members of the Board of Directors and Executive Management

9.1	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the previous term of office

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 200,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the previous term of office from the previous ordinary shareholders’ meeting held on June 30, 2023, until this ordinary shareholders’ meeting.

9.2	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 220,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

9.3	Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

9.4	Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2025

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 2,026,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2025.

9.5	Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2025

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 691,000 (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2025.

9.6	Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2025

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,000 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2025.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the ordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of June 5, 2024, 11:59 pm CEST (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this ordinary shareholders’ meeting.

During the period from June 6, 2024, until and including June 27, 2024, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this ordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Elena Thyen (CFO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (etp@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until June 22, 2024 (received by 11:59pm CEST).

3.	Representation

In the event that you do not intend to participate personally in this ordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder). The respective draft power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this ordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than June 26, 2024 (received by 11:59pm EDT).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the ordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the ordinary shareholders’ meeting.

4.	Documents

As of June 6, 2024, the statutory financial statements and the compensation report including the report of statutory auditors, for the financial year 2023 can be accessed on our website at: https://nlspharma.com/investors/financial-information/.

All documents have likewise been laid out for inspection at the headquarters of the Company.

Yours sincerely,
On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

/s/ Ronald Hafner
Ronald Hafner
Chairman of the Board

Appendices:
Appendix 1: Registration Form; and
Appendix 2: Proxy Card.

REGISTRATION FORM

ANNUAL ORDINARY SHAREHOLDERS’ MEETING
NLS PHARMACEUTICS AG (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS AG, DULY COMPLETED AND SIGNED AS PROVIDED IN THE INVITATION DATED June 5, 2024, LATEST BY June 22, 2024 (RECEIVED BY 11:59PM CET).

The annual ordinary shareholders’ meeting of NLS Pharmaceutics AG will be held as follows:

-	Date:	Thursday, June 27, 2024
-	Doors open:	3.45 pm (CET)
-	Meeting time:	4.00 pm (CET)
-	Place:	At the premises of NLS Pharmaceutics AG at The Circle 6, 8058 Zurich, Switzerland

Select one of the two options:

☐	Yes, I will be personally present at the annual ordinary shareholders’ meeting of NLS Pharmaceutics AG; or

☐	No, I will be unable to attend the annual ordinary shareholders’ meeting of NLS Pharmaceutics AG personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated June 5, 2024.

Date and place:

Name:

Signature:

*****

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) June 26, 2024.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote "FOR" all listed Proposals.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.2 **Re-election of Alexander Zwyer as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.3 **Re-election of Gian-Marco Rinaldi Diaz de la Cruz as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.4 **Re-election of Audrey Greenberg as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.5 **Re-election of Claudio Bassetti as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

6.6 **Re-election of Florence Allouche as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ____________________ **Signature** ______________________________________ **Signature, if held jointly** ______________________________________

To change the address on your account, please check the box at right and indicate your new address. ☐ **(PROPOSALS CONTINUED ON REVERSE)**

*** SPECIMEN *** AC:ACCT9999 90.00

NLS PHARMACEUTICS LTD.
Annual General Meeting of Shareholders June 27, 2024

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the "Company"), hereby appoints

☐ KBT Treuhand AG Zurich as independent proxy, represented by David Maillard; or

☐ ____ (full name and address)

as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Thursday, June 27, 2024, at the offices of the Company at The Circle 6, 8058 Zurich, Switzerland, at 4 p.m. CET (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote "FOR" Proposals 1 through 9.6.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

NLS PHARMACEUTICS LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

☐ FOR ☐ AGAINST ☐ ABSTAIN

(Continued and to be signed on Reverse Side)